Nicole C. Brookshire 1 212 479 6157 brookshire@cooley.com	Via EDGAR

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

June 30, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn
Stephen Krikorian
Alexandra Barone
Larry Spirgel

Re:	CS Disco, Inc.
Registration Statement on Form S-1
Filed June 25, 2021
File No. 333-257435

Ladies and Gentlemen:

On behalf of CS Disco, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock (the “Common Stock”) to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-257435), filed with the Commission on June 25, 2021 (the “Registration Statement”). This letter supplements the Company’s response (the “Prior Response”) to comment number 7 received from the Staff by letter dated June 3, 2021, relating to the Company’s draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on May 7, 2021, and amended on June 14, 2021. The Prior Response set forth a breakdown of all equity awards granted by the Company for the last six months of fiscal 2020 and in the current fiscal year through the date of the Prior Response as well as the fair value of the underlying common stock used to value such awards, as determined by the Company’s board of directors (the “Board”).

In addition, we are responding to comments (the “Comments”) received from the Staff by letter dated June 28, 2021 with respect to the Registration Statement. The Company intends to file an amended Registration Statement on Form S-1 in advance of the launch of the Company’s roadshow, which will include changes that reflect the responses to the Comments as well as certain other updates to the Registration Statement.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

June 30, 2021

Page Two

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned, as noted below, rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company supplementally advises the Staff that it preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the IPO. The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and ongoing discussions regarding market conditions between senior management of the Company and representatives of the underwriters.

The Company will include a bona fide price range, which the Company currently expects to be a three-dollar range, in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process. In addition, the Company advises the Staff that it anticipates effecting a reverse split of its common stock prior to the date of the IPO. The Company notes that share and per share amounts in this letter do not give effect to the impact of such reverse stock split.

Historical Fair Value Determination and Methodology

The Prior Response contains a discussion of the determination of the fair market value per share of the Company’s common stock for financial reporting purposes by the Board for the last six months of fiscal 2020 through June 11, 2021, including a full description of the valuation methods used, including the income approach, the market approach and the Guideline Public Company Method, and the other key considerations of the Board. There have been no equity grants subsequent to the date of the Prior Response Letter.

As is typical in an IPO, the Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined based on discussions between the Company and the underwriters. In setting the Preliminary Price Range, the following factors were considered:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	recent performance of IPOs of companies in the Company’s sector.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

June 30, 2021

Page Three

The Company believes that the difference between the $3.74 per share estimated fair value of its common stock described in the Prior Response and the Preliminary Price Range of $[***] to $[***] per share is the result of the Company’s evaluation of the factors above, as well as the following considerations:

•

The Preliminary Price Range assumes a successful IPO in July 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the March 31, 2021 Valuation Report weighted different outcomes including (i) a successful IPO by July 31, 2021 at [***]%, (ii) a successful IPO by July 31, 2022 at [***]% and (iii) private merger transaction by July 31, 2023 at [***]%.

•

The Preliminary Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the common stock as of March 31, 2021 appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. The prior valuations applied a discount to the fair value determinations for lack of marketability, which was [***]% at March 31, 2021.

•	The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company.

•

The Preliminary Price Range took into account the recent performance of successful initial public offerings of technology companies. Since August 2019, a number of technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings.

•

Since June 11, 2021, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

In light of the Preliminary Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values of the Common Stock used as the basis for determining stock-based compensation expense in connection with its equity award grants have been reasonable and appropriate.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

June 30, 2021

Page Four

Comments

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this letter in italics. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Note 15. Subsequent Events, page F-27

1.

We note you granted 2.7 million options on May 2, 2021. Please expand your disclosure to disclose the weighted-average exercise price per share and the expected stock-based compensation to be recognized. Refer to ASC 855-10-50-2.

The Company advises the Staff that the weighted-average exercise price per share with respect to the options granted on May 2, 2021 is $3.74 per share. The Company estimates the aggregate amount of stock-based compensation expense that the Company will recognize for the May 2 grants, which include options and restricted stock awards, to be approximately $8.9 million, based on the $3.74 per share valuation of the common stock described in the Prior Response. The Company expects to recognize this stock-based compensation cost over a weighted-average requisite service period of approximately 4.0 years. The Company will revise the disclosure in the Registration Statement to include this information.

General

2.

Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company’s financial health. In this respect, we note that the company incurred a net loss of $14.5 million as of the last twelve months ended March 31, 2021 and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02

The Company will revise the graphics at the forefront of the Registration Statement in the next amendment to the Registration Statement.

*                *                 *

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

June 30, 2021

Page Five

Please contact me at (212) 479-6157 or my colleague Jodie Bourdet at (415) 693-2054 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Kiwi Camara, CS Disco, Inc.
Michael Lafair, CS Disco, Inc.
Melissa Frugé, CS Disco, Inc.
Jodie Bourdet, Cooley LLP
Nicolas Dumont, Cooley LLP
Trey Reilly, Cooley LLP
Joanne Soslow, Morgan, Lewis & Bockius LLP

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com